

Mail Stop 3561

August 2, 2010

Mr. Charles Adelman
President
Adelman Enterprises, Inc.
5214 Bonsai Avenue
Moorpark, CA 93021

   Re: **Adelman Enterprises, Inc.**
      Item 4.01 Form 8-K
      Filed July 20, 2010
      File No. 0-53258

Dear Mr. Adelman:

  We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

        Sincerely,

        Dave Walz
        Staff Accountant
        Office of Beverages, Apparel and
        Healthcare Services